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Letterhead of Deutsche Asset Management

July 12, 2001

EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, NW
Washington, DC  20549

Re: Deutsche Banc Alex. Brown Cash Reserve Fund, Inc. (the "Fund") File Nos. 2-72658 and 811-3196
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Dear Sir or Madam:

I am hereby writing to withdraw the filing under Rule 485(a) of Post-Effective Amendment No. 35 under the Securities Act of 1933 and Amendment No. 36 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Fund filed on May 16, 2001. The accession number of this filing was 0000950116-01-500233.

The Fund has subsequently decided to postpone the changes contained in this filing and therefore requests the withdrawal pursuant to Rule 477(a) under the Securities Act of 1933.

If you have any questions regarding this filing, please contact Jolly Fulmor of Morgan, Lewis & Bockius LLP at 215.963.5256.

Very truly yours,

/s/Amy M. Olmert
----------------
Amy M. Olmert
Secretary

cc:      Bruce Rosenblum, Esq.
         Richard W. Grant, Esq.
         John C. Grzeskiewicz